June 17, 2005



United States Securities and Exchange Commission
Division of Corporation Finance
Washington. D.C. 20549-0510

Re:     Dynamic Materials
        Form 10-K for the year ended December 31, 2004
        File No. 1-14775

Dear Mr. Cash:

Thank you for your comment letter dated May 4, 2005 relating to your review of the above-referenced filing. We have carefully considered your comments and provide you with the following responses that are keyed to the comments in your letter. In making these responses, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                 ----------------------------------------------

Financial Statements for the Year Ended December 21, 2004
---------------------------------------------------------

Consolidated Statements of Cash Flows, page 34
----------------------------------------------

     1. Please tell us where the amortization of your capitalized debt issuance costs and intangible assets which are included in Other Assets appear on your cash flow statement. Also tell us what is being captured in you investing activity labeled "change in other non-current assets".

          Response to Comment 1
          ---------------------

          In our cash flow statement, the amortization of our capitalized debt service cost is included in investing activities under the caption labeled "change in other non-


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          current assets" in the approximate amounts of $73 thousand, $85 thousand and $60 thousand for the for years ended December 31, 2004, 2003 and 2002, respectively. Amortization of our intangible assets is included in cash flow from operating activities under the caption labeled "amortization".

          We will revise future filings to classify the amortization of capitalized debt service cost as an operating activity.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Revenue Recognition, page 39
----------------------------

     2. We read in the description of your business that your clad metal products are produced, and your welding services are provided, on a project-by-project basis based on specifications set forth in customers' purchase orders. Given this disclosure, it is not clear if your sales have customer acceptance provisions. Please tell us and revise future filings to describe the nature of any customer acceptance provisions and address how they impact your revenue recognition.

          Response to Comment 2
          ---------------------

          Sales of clad metal products are generally based upon customer specifications set forth in customer purchase orders and require us to provide certifications relative to the metals used and the results of any non-destructive testing that the customer has requested be performed on clad plates. Any non-conformance issues with respect to metal specification and non-destructive testing are resolved before the product is shipped and billed. The welding services provided by AMK Welding are performed based upon welding specifications provided by its customers. AMK supplies its customers with certifications regarding the proper application of customer-specified welding procedures. In the rare circumstances in which a customer requires its own inspection or third-party inspection services before clad metal products or welding services are accepted, such inspections are completed and customer acceptance criteria are satisfied before products are shipped and the customer is billed. We will revise future filings to clarify these matters.

     3. We read that you recognize revenue using the completed contract method. Based on your description of this method, it is not clear to us how your revenue recognition policy differs from a policy of recognizing revenue as it is realizable and earned as indicated by the four criteria specified in SAB Topic 13A. Furthermore, based on your description of the business and the contracts into which you enter, it is not clear to us that your sales qualify for the use of the completed contract method of revenue recognition as that method is defined in SOP 81-1. Please educate us further on your revenue recognition policy and revise future filings to clarify this issue.

        Response to Comment 3
        ---------------------

        The contracts that we refer to in our revenue recognition policy are customer purchase orders that generally contain several line items for the specific clad plates being ordered and/or a line item for several units of an identical clad plate. Each individual item specified in a customer purchase order has a fixed unit price. As individual items from purchase orders are shipped, revenue is recognized only for the units included in each individual shipment. In evaluating revenue recognition decisions with respect to individual customer orders, we carefully consider the four criteria specified in SAB Topic 13A and recognize revenue only when all four criteria are met. We agree that our customer orders are not long-term construction-type contracts under SOP 81-1 and are thus of the opinion that the completed contract method of revenue recognition as defined in SOP 81-1 does not apply to our sales. We will revise future filings clarify our revenue recognition policy.

     4. We note that you provide services through both a long-term contract for shock synthesis of industrial diamonds and your AMK Welding segment. Please tell us and revise future filings to describe your revenue recognition policy for these services. Supplementally tell us the revenues generated by the long-term contract for shock synthesis for each year presented on your operating statement. Also tell us how you determined that you did not need to provide the disclosures related to receivables and inventories associated with long-term contracts as required by Rule 5-02(3) and (6) of Regulation S-X.

          Response to Comment 4
          ---------------------

          AMK Welding provides welding services principally to the commercial and military aircraft engine markets and to the power generation industry and is not involved in any long-term contracts. AMK's welding services are provided on a project-by-project basis based on specifications set forth in customer purchase orders. Upon receipt of an order for welded assemblies, AMK performs welding services on customer-owned and supplied parts using customer-specified welding procedures. In addition to its welding services, AMK also provides various special stress relief and non-destructive examination processes such as radiographic inspection in support of its welding operations. Upon completion of all required welding, stress relief and non-destructive testing services, welded assemblies are shipped to the customer and revenue is recognized.

          With respect to services relating to the shock synthesis of industrial diamonds, the Company provides such services under a "Tolling/Services Agreement for Industrial Diamonds", which is cancelable by either party upon nine months written notice. Under this service agreement, the Company is required to manufacture high-density ammonium nitrate explosives and detonate such explosives around industrial diamond assemblies provided by the customer. The terms of the agreement require the customer to pay a "Service Fee" for the services provided on each assembly and a "Raw Material Fee" in the amount of the Company's reasonable cost of the explosives and other raw materials directly related to the services provided on each assembly. As monthly services are rendered, the Service Fee and Raw Material Fee for each diamond assembly are billed and recorded as revenue only after the services have been completed for that assembly and the assembly has been shipped to the customer. For the years ended December 31, 2004, 2003 and 2003, the Company recognized aggregate revenues of approximately $744 thousand, $314 thousand $661 thousand, respectively, for industrial diamond shock synthesis services.

          Based upon the nature of the above-described services provided by AMK Welding to its customers under individual purchase orders and the industrial diamond shock synthesis services provided by our Explosive Metalworking Group under the service contract as described above, we do not believe that disclosures related to receivables and inventories associated with long-term contracts as required by Rule 5-02(3) and
          (6) of Regulation S-X are applicable to any of the Company's contracts.

          We will revise future filings to more fully describe our revenue recognition policy and to eliminate the use of the term "long-term contracts".

Net Income (Loss) Per Share, page 39
------------------------------------

     5. In future filings please disclose any securities that were not included in your computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

          Response to Comment 5
          ---------------------

          In future filings, we will disclose any securities that are not included in our computation of diluted EPS because to do so would be antidilutive for any of the period presented.

Note 3 - Debt, page 44
----------------------

     6. We read that your French bank term loan allows the bank to demand early repayment of any outstanding loans if Groupe SNPE's indirect ownership of Nobelclad falls below 50%. Please explain to us in more detail why this is a clause in your loan agreement. Please tell us if Groupe SNPE has guaranteed your repayment of this loan to the French bank.

          Response to Comment 6
          ---------------------

          The term loan provided to Nobelclad Europe ("Nobelclad") by a French bank relates to Nobelclad's acquisition of Nitro Metall AB in June of 2001 from Nobel Explosifs France ("NEF"), a wholly owned subsidiary of Groupe SNPE. At the time the loan was issued, Noblelclad, a former division of NEF, had operated as a stand-alone legal entity for less than a year and the French bank was aware of NEF's intent to sell Nobelclad to DMC within a few weeks of the loan being issued. Based on these considerations and the fact that the loan agreement contains no financial covenants, it is our understanding that the French bank requested that the loan agreement include a provision allowing it to demand early repayment of any outstanding loans if Groupe SNPE's indirect ownership of Nobelclad were to fall below 50%. Groupe SNPE, which holds four of seven seats on the DMC Board of Directors and owns approximately 52% of DMC, has clearly communicated its intent to retain its controlling interest in DMC for the indefinite future. To the best of our knowledge, Groupe SNPE has not formally guaranteed repayment of this loan.

Note 7 - Commitments and Contingencies, page 53
-----------------------------------------------

     7. We note that you took you insurance coverage into account when concluding that the outcome of any pending actions will not have a material adverse effect on your financial statements. We have the following comments:

          o We remind you that SFAS 5 does not allow you to record any expected insurance recoveries until they have been realized. Refer to paragraph 17. Please confirm to us that you are not netting any expected insurance recoveries against liabilities for pending claims. Also confirm to us that, regardless of the expected impact on your insurance coverage, you have disclosed pending actions that are reasonably possible and recorded an accrual for pending actions that are probable and reasonably estimable.

          o In future filings, please disclose your accounting policy for recording insurance recoveries.

          Response to Comment 7
          ---------------------

          The referenced disclosure is a general disclosure that we have made in our commitments and contingencies note for a number of years. We hereby confirm that we do not net expected insurance recoveries against liabilities for pending claims. We also confirm that there were no pending actions that required disclosure and that it is our practice to record accruals for pending actions that are probable and reasonably estimable in accordance with SFAS 5.

          In future filings, we will disclose our accounting policy for recording insurance recoveries if it becomes material.

Note 8 - Discontinued Operations, page 53
-----------------------------------------

     8. We note your discussion of the divestiture of your Spin Forge division in 2004 and that you have reclassified the assets, liabilities, and results of this division as discontinued operations in your financial statements. We read that you sold the inventory related to this division, that you are leasing to a third party the manufacturing equipment and tooling related to this division through an initial lease term of January 1, 2007, and that you are also subleasing to this third party the real estate associated with this division. Given that the majority of your Spin Forge division's assets were leased or subleased to a third party at December 31, 2004, and are recorded as assets on your books at December 31, 2004, it does not appear that the assets of this division were disposed of during 2004. Based on our review of the related leases, your Spin Forge division does not appear to qualify as held for sale as defined in paragraph 30 of SFAS 144. As indicated in paragraph 42 of SFAS 144, the classification of a component of an entity as discontinued operations is only appropriate if that component has been disposed of or is classified as held for sale. Please help us to understand how you determined that it was appropriate to classify this division as a discontinued operation at December 31, 2004, and tell us the accounting guidance that you relied upon.

          Response to Comment 8
          ---------------------

          On September 17, 2004, the Company completed the divestiture of its Spin Forge business ("Spin Forge"), which manufactures certain rocket motor cases and pressure tanks. The divestiture was made pursuant to an Agreement, dated as of September 17, 2004 (the "Master Agreement"), between DMC and Aerojet-General Corporation ("Aerojet"). Pursuant to the Master Agreement, DMC sold the assets that constitute Spin Forge, excluding certain equipment and real estate, which are being leased or subleased to Aerojet, for a sales price of approximately $1,665,000. It is important to note that all of the Spin Forge employees became employees of Aerojet on the closing date and that Aerojet assumed total responsibility for all going forward business operations and related liabilities.

          In connection with the Master Agreement, DMC agreed to lease all of the Spin Forge manufacturing equipment and tooling to Aerojet pursuant to a separate Equipment Lease Agreement (the "Equipment Lease"), dated as of September 17, 2004, between DMC and Aerojet. Aerojet pays DMC monthly rental installments of $21,921 under the Equipment Lease, which will terminate on January 1, 2007 unless extended at Aerojet's option until September 17, 2012. At the end of the initial term, Aerojet has the option to purchase all or a portion of the equipment being leased at its net book value as of the lease commencement date, less any rental installments paid pursuant to the Equipment Lease. The Equipment Lease is considered to be a financing vehicle that enabled DMC to obtain the best price possible for the divestiture of a business that was incurring significant operating losses.

          Each of the following six criteria must be met in order for a long-lived asset to be classified as "held for sale":

               1. Management, having the authority to approve the action, commits to a plan to sell the long-lived asset or disposal group.

               2. The asset or disposal group is available for immediate sale in its present condition subject only to the terms that are usual or customary for sales of such assets (disposal groups).
               3. An active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated.
               4. The sale of the asset or disposal group is probable and the transfer is expected to qualify for recognition as a completed sale within one year, with several exceptions.
               5. The long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
               6. Actions necessary to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

          As mentioned above, DMC's Equipment Lease with Aerojet was viewed as a financing vehicle that enabled the Company to obtain the best price possible for Spin Forge. We are not engaged in the commercial leasing business and have no further use of the property that is being leased to Aerojet. Additionally, if the Company had not consummated the sale to Aerojet, Company management and its Board of Directors was committed to the orderly shutdown of the Spin Forge business operations, including liquidation of the manufacturing equipment and tooling. In recording the loss on the Spin Forge sale, we recorded an impairment loss of $1,015,000 ($619,000, net of tax) in our December 31, 2004 financial statements based upon the difference between the current carrying value of the equipment and its estimated fair value, calculated as the present value of the future minimum equipment lease payments from Aerojet plus estimated liquidation proceeds at the end of the minimum lease term. In conclusion, we believe that the Spin Forge operating business rather than the manufacturing equipment and tooling constitutes the long-lived asset or disposal group. Since DMC has no continued involvement in the operations of the Spin Forge business beyond the leasing of equipment and tooling and the sublease of the real estate, we are of the opinion that the sale of the disposal group occurred on September 17, 2004 and that all the above criteria have been met.

          Even after a "component of an entity" has been disposed of or has met the "held for sale" criteria, both of the following two criteria must be met in order to qualify as a discontinued operation:

               1. The operations and cash flows of the "component of an entity" have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
               2. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

          With respect to the first criteria, we believe that the operations and cash flows of Spin Forge have been eliminated from the ongoing operations of the Company.

          All operating activities of Spin Forge are the responsibility of Aerojet, including all costs and expenses relating to the Equipment Lease and the real estate sublease. The sublease rental income is equal to the rent that the Company pays the landlord under the primary lease and, as discussed above, the Equipment Lease is considered to be seller financing of the divestiture transaction. With respect to the second criteria, DMC's only continuing involvement in the Spin Forge business relates to the real estate sublease and the equipment financing transaction. The Company clearly has no control over the ongoing operations of the disposal group (the Spin Forge operating business) subsequent to the closing of the divestiture transaction on September 17, 2004. Based upon the foregoing considerations, we believe that both of the above criteria for reporting the Spin Forge divestiture as "discontinued operations" have been met.

                                      * * *

          We hope that our responses adequately address the questions that you raised in your May 4, 2005 comment letter. Please let us know if you require additional clarification with respect to our responses or have any additional questions.

          Sincerely,



          Richard A. Santa
          Vice President and Chief Financial Officer